Mail Stop 3561

								November 8 2005


By U.S. Mail and Facsimile [ (214) 618-6428 ]

Ms. Terri Ashley
  Vice-President
HOMELAND SECURITY NETWORK, INC.
2500 Legacy Drive, Suite 226
Frisco, Texas  75034

	Re:	Homeland Security Network, Inc.
Item 4.01 Form 8-K, filed November 3, 2005
		File No. 0-15216

Dear Ms. Ashley:

      We have reviewed the above referenced filing and have the following comments which request certain supplemental information. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Terri Ashley
Homeland Security Network, Inc.
November 8, 2005
Page 2

Item 4.01 of Form 8-K

1. We note you have engaged Blaise S. Mazzoni, Certified Public Accountant, of HR Outsourcing Services, Inc. as your new independent registered public accountant to review your interim consolidated financial statements for the quarterly periods ended March 31, 2005,
June 30, 2005 and September 30, 2005. We also note that the firm of
Blaise S. Mazzoni, Certified Public Accountant is not registered with nor has applied for registration with the Public Company Accounting
Oversight Board (PCAOB). Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e. registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer. You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company. Please file a new Item 4.01 Form 8-K after you have engaged new accountants that are registered with the PCAOB. The disclosure should indicate whether or not you have engaged the new accountants to also perform an audit of your December 31, 2005 financial statements. Provide all of the disclosures required by Item 304 of
Regulation S-B regarding the period of engagement of Blaise S. Mazzoni, Certified Public Accountant which should include an Exhibit
16 letter from Blaise S. Mazzoni, Certified Public Accountant. Please supplementally advise.

2. To the extent Blaise S. Mazzoni, Certified Public Accountant is planning to register with the PCAOB, they must submit an application for registration with the PCAOB. The PCAOB will take action on their application for registration not later than 45 days after the date of receipt of the application by the PCAOB. However, if the PCAOB requests additional information, a new 45-day review period will begin when the requested information is received. Given this time frame, if you have not already done so, you should promptly discuss this with Blaise S. Mazzoni, Certified Public Accountant as they may not be able to issue an audit report on your fiscal year end December
31, 2005 audited financial statements, nor be able to perform interim reviews in accordance with SAS 100 if they are not registered with the PCAOB. As defined under PCAOB Rule 1001(P)(ii), an unregistered firm or accountant cannot be engaged in the preparation or issuance of, or play a substantial role in the preparation or furnishing of, an audit report, other than to issue a consent to the use of an audit report for a prior period. Please supplementally advise.

Terri Ashley
Homeland Security Network, Inc.
November 8, 2005
Page 3

Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

	You may contact the undersigned below at (202) 551-3328, or
in
her absence to Mr. Robert Benton, Senior Staff Accountant, at
(202)
551-3804, if you have questions regarding the above matters.


Sincerely,



								Beverly A. Singleton
								Staff Accountant


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